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                            May 7, 2024

       Chandra R. Patel
       Chief Executive Officer
       Global Partner Acquisition Corp II
       200 Park Avenue, 32nd Floor
       New York , New York 10166

                                                        Re: Global Partner
Acquisition Corp II
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 7, 2024
                                                            File No. 333-276510

       Dear Chandra R. Patel:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4/A Filed May 7, 2024

       Cover Page

   1. We note your disclosure in a risk factor on pages 93-94 that Nasdaq may delist the
                                                        combined company   s
securities and specifically that you have been granted an extension until June 3, 2024 to
regain compliance with Nasdaq IM-5101-2 as well as Nasdaq Listing
                                                        Rule 5620(a). We also
note your disclosure here that your plans to regain compliance require holding the
shareholder meeting to approve the Business Combination and
                                                        completing the business
combination. Given that parties to the stockholder approval
                                                        condition set forth in
the Business Combination Agreement may be waived by the
                                                        applicable parties,
please revise your disclosure on the Cover Page and in the Summary of the Proxy
Statement/Prospectus to discuss your potential delisting from Nasdaq, including with reference to the
June 3, 2024 deadline to regain compliance and to your plans to hold the shareholder meeting
and complete the business combination in order to regain
                                                        compliance. Please also
include a cross-reference to your more detailed discussion in the
 Chandra R. Patel
Global Partner Acquisition Corp II
May 7, 2024
Page 2
      risk factor section.
Business of Stardust Power
Technology and Engineering
Hatch Contract, page 277

2. We note your revised disclosure that Hatch has completed the front-end loading study or
      Scoping Study as of April 17, 2024. We also note your disclosure that "[t]he study confirmed, on a preliminary level, that the development of the Facility remains viable, based on certain assumptions made by Hatch." Please revise your disclosure to discuss the material assumptions Hatch made that served as a basis for the study.
        Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

FirstName LastNameChandra R. Patel                        Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameGlobal Partner Acquisition Corp II
                                                          Services
May 7, 2024 Page 2
cc:       Julian Seiguer
FirstName LastName